UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 1, 2024

WEBUY GLOBAL LTD

(Exact name of registrant as specified in its charter)

35 Tampines Street 92 Singapore 528880

+65 8859 9762

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

As previously disclosed on December 14, 2023, the Board of Directors of WEBUY GLOBAL LTD (the “Company”) has decided to terminate Ms. Lixia Tu’s appointment as the Company’s independent Director.

On December 14, 2023, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Ms. Fangqin Lin was appointed as independent director and chair of compensation committee of the Company, effective February 1, 2024.

The biographical information of Ms. Fangqin Lin is set forth below:

Ms. Fangqin Lin has over 20 years of experience in finance planning & analysis (“FP&A”) and financial control. Ms. Lin started her career in 1993 with Hongcheng Trading Co. in Xiamen China as a financial officer, where she was responsible for maintaining full sets of accounts, preparing monthly reports, and monitoring cash accounts. She would thereafter spend two decades at Citibank Singapore. From July 2009 to February 2019, Ms. Lin served as the head of finance and FP&A and senior vice president, where she was in charge of facilitating the monthly management meeting and ensuring follow-up with stakeholders for action items, overseeing transformation projects, and designing sales incentive program design and tracking, performance management, and ensuring the effectiveness of client experience programs. From November 2017 to October 2022, Ms. Lin was in charge of supervising FP&A activities that supported IPB, GCB Retail Bank, Citibusiness, GCB Expense, and overall GCB coverage, and overseeing finance model and ICAAP Model attestation. Ms. Lin obtained a degree of Master of Science in Management from the National University of Singapore and a Master of Economics from Xiamen University.

Ms. Fangqin Lin does not have a family relationship with any director or executive officer of the Company. She has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Ms. Fangqin Lin entered into an independent director offer letter with the Company and agreed to receive an annual compensation of S$30,000, effective February 1, 2024.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Independent Director Offer Letter to Ms. Fangqin Lin, dated February 1, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WEBUY GLOBAL LTD.

Date: February 1, 2024	By:	/s/ Bin Xue
	Name:	Bin Xue
	Title:	CEO

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